

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2012

Via E-Mail
Robert DelVecchio
Chief Executive Officer
Assured Pharmacy, Inc.
2595 Dallas Parkway, Suite 206
Frisco, Texas 75034

> **Re:** **Assured Pharmacy, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 11, 2012**
> **File No. 333-181361**

Dear Mr. DelVecchio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please check the appropriate box on the first page of your registration statement to designate whether you are filing the registration statement as a smaller reporting company or otherwise pursuant to Rule 12b-2 of the Exchange Act.

2. Please file your legal opinion as promptly as possible. We will need time to review this document once it is filed and we may have additional comments.

3. Please provide us with proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

4. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable

to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

5. We note that the exercise price of the outstanding warrants appears to have exceeded the closing market price of your common stock over the last year and that selling stockholders would be unlikely to exercise outstanding warrants under such circumstances. We also note that your issuance of warrants do not appear to have included registration rights requiring you to register the resale of the shares of common stock underlying the warrants. In light of these factors, please advise us as to why you are seeking to register the resale of common stock underlying the warrants on behalf of the selling shareholders.

Risk Factors, page 5

6. Please include a separate risk factor which discusses risks related to carrying a higher inventory of Schedule II drugs. Please include a discussion of regulatory scrutiny resulting from prescription drug abuse and the increased regulatory and acquisitions costs that accompany your sale of Schedule II drugs.

7. Please include a separate risk factor that discusses how securing additional equity or debt financing could have a dilutive effect on the holdings of existing shareholders.

We are largely dependent on one wholesale drug supplier and our result could materially adversely affected…, page 7

8. Please revise your risk factor to include a discussion of your significant reliance on drug suppliers for financing your purchase of inventory. In addition, please discuss how such reliance impacts the pricing terms by which you obtain your prescription drugs.

Medicare Part D, page 8

9. Please revise your risk factor heading to clearly state the risk you face as a result of current and prospective regulations relating to Medicare Part D.

Certain risks are inherent in providing pharmacy services…, page 10

10. Please revise your risk factor disclosure to identify the maximum amounts covered by your current professional liability and errors and omissions liability insurance.

<u>We will incur increased costs as a result of being a public reporting company, page 12</u>

11. Please expand this risk factor to disclose your estimated costs of compliance as a reporting company, and to clarify that, given your current resources, these additional compliance costs will materially impact your financial position.

<u>Our preferred stockholders would have priority in distributions over our common stockholders…, page 12</u>

12. Please revise your risk factor heading to highlight that common stockholders may receive nothing upon the occurrence of a liquidation event.

13. Please disclose how the liquidation preference for your outstanding debentures ranks as compared to holders of your common and preferred stock following a liquidation event.

<u>If we issue additional shares of preferred stock with superior rights than the common stock registered in this prospectus…, page 13</u>

14. Please expand this risk factor to also disclose the number of preferred shares that are issued and outstanding.

<u>Because our common stock is quoted on the OTC markets and is subject to the "Penny Stock" rules…, page 15</u>

15. Please expand your discussion in this risk factor to discuss the specific legal remedies which are available to investors in penny stocks if broker-dealers do not meet their obligations under the penny stock rules or if penny stock is sold in violation of the investor's rights or otherwise in a fraudulent manner.

<u>If we fail to maintain an effective system of internal controls…, page 15</u>

16. Please revise your risk factor discussion to identify and discuss the areas of internal controls that you have previously determined need improvement. Please also include a discussion of whether, and if so, how, you have remediated any such issues.

<u>Capitalization, page 16</u>

17. Please explain to us your basis for including accounts payable and accrued expenses in determining the amount of your total capitalization.

Description of Business, page 17

18. We note your disclosure that you have taken action to aggressively reduce operating expenses in response to your financial issues. However, it appears that your operating expenses, including salaries and related expenses and selling, general and administrative costs have increased over the last year. Please expand your disclosure to discuss the specific "targeted actions" you have undertaken to reduce operating expenses.

Liquidity and Capital Resources, page 30

19. Please disclose how long you expect to be able to continue operations given your current financial resources.

Management's Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Policies and Estimates, page 33

20. Please explain to us your basis for concluding that your goodwill impairment evaluation did not constitute a critical accounting estimate. Revise your disclosure accordingly.

Selling Stockholders, page 50

21. We note that Tripoint Global Equities, LLC is a registered broker dealer and that the Baruch Halpern Revocable Trust appears to be affiliated with Halpern Capital, Inc., a registered broker dealer. As such, please identify which of the selling security holders are either broker-dealers or affiliates of a broker-dealer.

    Please note that if any selling security holder is a broker-dealer, the prospectus must state that the seller is an underwriter. The only exception to this rule is if the broker-dealer received the securities as compensation for underwriting activities. In this regard, we note that Tripoint Global Equities, LLC received warrant as placement agent fees for a private offering of debentures.

    In addition, if a selling security holder is an affiliate of a broker-dealer, the prospectus must state that:
    - the selling security holder purchased in the ordinary course of business; and
    - at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

If a selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling security holder is an underwriter. Please revise the prospectus as appropriate.

Exhibits and Financial Statement Schedules, page II-8

22. We note that you currently lease the locations for each of your five pharmacies. Please amend your registration statement to file each of the lease agreements relating to your pharmacies as material leases pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.

Consolidated Financial Statements
General

23. Please update the financial information in your filing, as required by Rule 3-12 of Regulation S-X.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies, page F-11

24. Please explain to us how the bad debt provisions of $65,332 in 2011 and $22,523 in 2010 relate to your allowance for doubtful accounts shown on page F-10.

Goodwill, page F-12

25. We note you have concluded that there is no impairment of goodwill. In light of the trend in your net losses and net cash used in operating activities and your inability to meet obligations to repay debt securities of $2,799,526 or fund expected negative cash flows from operations for 2012, your basis for this conclusion is unclear. Please provide us with an analysis that supports your conclusion that no impairment existed at December 31, 2011 and 2010. In your response specifically tell us:

- How you applied the guidance in ASU 2010-28.
- Whether you deemed it was more likely than not that an impairment existed at the adoption of the ASU at the end of 2010 and the again at the end of 2011.
  - If not, explain to us why not in light of the factors identified above and in ASC 350-20-35-30.
  - If so, please tell us the results of your impairment test including:
    - The method used to fair value your reporting unit.
    - How you estimated the implied fair value of goodwill; and
    - The assumptions used, including how you determined the discount rate or risk adjusted rate of return and projected cash flows used in these calculations, if you used an income approach under ASC 820-10-35-32.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at 202-551-3660 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall at 202-551-3674 or Bryan Pitko at 202-551-3203 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Chad J. Weiner
        Quarles & Brady LLP